Exhibit (a)(5)


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November 7, 2005



TO:          SHAREHOLDERS OF G REIT, INC.

SUBJECT: ADDENDUM TO OFFER TO PURCHASE SHARES; INCREASE IN SHARES SUBJECT TO THE OFFER FROM 1,000,000 TO 2,200,000

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase Shares of common stock (the "Shares") in G REIT, INC. at a purchase price equal to:

                                  $7 per Share
                                  ------------

The Purchasers have increased the number of Shares subject to the Offer from 1,000,000, as described in the Offer Document, to 2,200,000. The 2,200,000 Shares subject to the Offer as it is hereby amended constitute 5% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $15,400,000.00 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

As a result of the increased number of Shares subject to the Offer, the intended allocations of Shares among the Purchasers set forth in the first paragraph of
Schedule I to the Offer have changed. The following Purchasers' allocations have increased as noted: MACKENZIE PATTERSON SPECIAL FUND 6, LLC from 28,571 Shares to 35,000 Shares; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC from 21,429 shares to 28,751Shares; MPF DEWAAY FUND 4, LLC from 35,714 Shares to 42,857 Shares; MPF INCOME FUND 22, LLC from 35,714 Shares to 42,857 Shares; MACKENZIE PATTERSON SPECIAL FUND 5, LLC from 21,429 Shares to 28,571 Shares; MPF FLAGSHIP FUND 10, LLC from 35,714 Shares to 42,857 Shares; MPF FLAGSHIP FUND 11, LLC from 35,714 Shares to 42,857 Shares; MPF DEWAAY PREMIER FUND 2, LLC from 35,714 Shares to 50,000 Shares; MPF DEWAAY PREMIER FUND 3, LLC from 35,714 Shares to 50,000 Shares; MPF-NY 2005, LLC from 200,000 Shares to 330,000 Shares; MORAGA GOLD, LLC from 25,000 Shares to 330,000 Shares; and MACKENZIE PATTERSON FULLER, INC. from 142,857 Shares to 500,000 Shares. All other allocations remain unchanged. As described in Schedule I, the Purchasers will modify these allocations in the event fewer than all of the Shares sought are tendered.